UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934
AMENDED FILING


RLI CORP
(NAME OF ISSUER)
COMMON STOCK
(TITLE OF CLASS OF SECURITIES)
749607107
(CUSIP NUMBER)
12/31/2021
(DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

CHECK THE APPROPRIATE BOX TO DESIGNATE THE RULE PURSUANT TO WHICH THIS
SCHEDULE IS FILED:

                              (X)  RULE 13D-1 (B)
                              ( )  RULE 13D-1 (C)
                              ( )  RULE 13D-1 (D)

*THE REMAINDER OF THIS COVER PAGE SHALL BE FILLED OUT FOR A
REPORTING PERSON`S INITIAL FILING ON THIS FORM WITH RESPECT TO THE SUBJECT CLASS OF SECURITIES, AND FOR ANY SUBSEQUENT AMENDMENT
CONTAINING INFORMATION WHICH WOULD ALTER THE DISCLOSURES PROVIDED
IN A PRIOR COVER PAGE.

THE INFORMATION REQUIRED IN THE REMAINDER OF THIS COVER PAGE SHALL NOT BE DEEMED TO BE "FILED" FOR THE PURPOSE OF SECTION 18 OF THE SECURITIES EXCHANGE ACT OF 1934 ("ACT") OR OTHERWISE SUBJECT TO THE LIABILITIES OF THAT SECTION OF THE ACT BUT SHALL BE SUBJECT TO ALL OTHER PROVISIONS OF THE ACT (HOWEVER, SEE THE NOTES).



CUSIP NO: 749607107   13G         PAGE 2 OF 7 PAGES

1.  NAME OF REPORTING PERSON: STATE STREET CORPORATION
    I.R.S. IDENTIFICATION NO. OF THE ABOVE PERSON: 04-2456637

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

    NOT APPLICABLE

3.  SEC USE ONLY

4.  CITIZENSHIP OR PLACE OF ORGANIZATION

    BOSTON, MASSACHUSETTS

5.  SOLE VOTING POWER

    0 SHARES

6.  SHARED VOTING POWER

    4,511,664

7.  SOLE DISPOSITIVE POWER

    0 SHARES

8.  SHARED DISPOSITIVE POWER

    4,607,543

9.  AGGREGATED AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    4,607,543

10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

    NOT APPLICABLE

11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
    10.18%

12. TYPE OF REPORTING PERSON
    HC


CUSIP NO: 749607107   13G         PAGE 3 OF 7 PAGES

1. NAME OF REPORTING PERSON: STATE STREET GLOBAL ADVISORS TRUST COMPANY I.R.S. IDENTIFICATION NO. OF THE ABOVE PERSON: 81-4017137

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

    NOT APPLICABLE

3.  SEC USE ONLY

4.  CITIZENSHIP OR PLACE OF ORGANIZATION

    BOSTON, MASSACHUSETTS

5.  SOLE VOTING POWER

    0 SHARES

6.  SHARED VOTING POWER

    3,317,028

7.  SOLE DISPOSITIVE POWER

    0 SHARES

8.  SHARED DISPOSITIVE POWER

    3,389,878

9.  AGGREGATED AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    3,389,878

10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

    NOT APPLICABLE

11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
    7.49%

12. TYPE OF REPORTING PERSON
    IA



CUSIP NO: 749607107   13G         PAGE 4 OF 7 PAGES

ITEM 1.
    (A)  NAME OF ISSUER
      RLI CORP
(B)  ADDRESS OF ISSUER`S PRINCIPAL EXECUTIVE OFFICES
9025 NORTH LINDBERGH DRIVE   PEORIA IL 61615 UNITED STATES
ITEM 2.
    (A)  NAME OF PERSON FILING
         STATE STREET CORPORATION
         STATE STREET GLOBAL ADVISORS TRUST COMPANY

    (B)  ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IN NONE,
         RESIDENCE
         STATE STREET FINANCIAL CENTER
         1 LINCOLN STREET
         BOSTON, MA 02111
        (FOR ALL REPORTING PERSONS)

    (C)  CITIZENSHIP: SEE ITEM 4 (CITIZENSHIP OR PLACE OF
         ORGANIZATION) OF COVER PAGES

    (D)  TITLE OF CLASS OF SECURITIES
	 COMMON STOCK

    (E)  CUSIP NUMBER:
         749607107
ITEM 3.
         IF THIS STATEMENT IS FILED PURSUANT TO RULE 13D-1(B), OR 13D-2(B)
         OR (C), CHECK WHETHER THE PERSON FILING IS A:
         SEE ITEM 12(TYPE OF REPORTING PERSON) OF THE COVER PAGE
         FOR EACH REPORTING PERSON AND THE TABLE BELOW, WHICH EXPLAINS
         THE MEANING OF THE TWO LETTER SYMBOLS APPEARING IN ITEM 12 OF
         THE COVER PAGES.
         SYMBOL        CATEGORY
          BK           BANK AS DEFINED IN SECTION 3(A) (6) OF THE ACT.
          IC           INSURANCE COMPANY AS DEFINED IN SECTION 3 (A) (19)
                       OF THE ACT
          IC           INVESTMENT COMPANY REGISTERED UNDER SECTION 8 OF
                       THE INVESTMENT COMPANY ACT OF 1940.
          IA           AN INVESTMENT ADVISOR IN ACCORDANCE WITH RULE
                       13D-1(B) (1) (II) (E).
          EP           AN EMPLOYEE BENEFIT PLAN OR ENDOWMENT FUND IN
                       ACCORDANCE WITH RULE 13D-1(B) (1) (II) (F) .
          HC           A PARENT HOLDING COMPANY OR CONTROL PERSON IN
                       ACCORDANCE WITH RULE 13D-1(B)(1)(II) (G).
          SA           A SAVINGS ASSOCIATIONS AS DEFINED IN SECTION 3(B)
                       OF THE FEDERAL DEPOSIT INSURANCE ACT (12 U.S.C. 1813).
          CP           A CHURCH PLAN THAT IS EXCLUDED FROM THE DEFINITION OF
                       AN INVESTMENT COMPANY UNDER SECTION 3(C)(14) OF THE
                       INVESTMENT COMPANY ACT OF 1940.


CUSIP NO: 749607107   13G         PAGE 5 OF 7 PAGES

ITEM 4.   OWNERSHIP
          THE INFORMATION SET FORTH IN ROWS 5 THROUGH 11 OF THE COVER PAGE HERETO FOR EACH OF THE REPORTING PERSONS IS INCORPORATED
          HEREIN BY REFERENCE.

ITEM 5.   OWNERSHIP OF FIVE PERCENT OR LESS OF CLASS
          NOT APPLICABLE

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON ALL OF THE SECURITIES ARE BENEFICIALLY OWNED BY STATE STREET CORPORATION AND ITS DIRECT OR INDIRECT SUBSIDIARIES IN THEIR FIDUCIARY AND OTHER CAPACITIES. AS A RESULT, ANOTHER ENTITY
          IN EVERY INSTANCE IS ENTITLED TO DIVIDENDS OR PROCEEDS OF SALE. STATE STREET GLOBAL ADVISORS TRUST COMPANY IS THE TRUSTEE AND INVESTMENT MANAGER FOR THE RLI CORP EMPLOYEE STOCK OWNERSHIP PLAN WHICH BENEFICIALLY OWNS 5.46% OF THE COMMON STOCK OF RLI CORP. IN THIS CAPACITY, STATE STREET GLOBAL ADVISORS TRUST COMPANY HAS VOTING AND DISPOSITIVE POWER OVER THE SHARES IN CERTAIN CIRCUMSTANCES.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON
          SEE EXHIBIT 1 ATTACHED HERETO

ITEM 8.   IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP
          NOT APPLICABLE

ITEM 9.   NOTICE OF DISSOLUTION OF GROUP
          NOT APPLICABLE




















CUSIP NO: 749607107   13G         PAGE 6 OF 7 PAGES

ITEM 10.  CERTIFICATION

          BY SIGNING BELOW I CERTIFY THAT, TO THE BEST OF MY KNOWLEDGE AND BELIEF, THE SECURITIES REFERRED TO ABOVE WERE ACQUIRED AND ARE HELD IN THE ORDINARY COURSE OF BUSINESS AND WERE NOT ACQUIRED AND ARE NOT HELD FOR THE PURPOSE OR WITH THE EFFECT OF CHANGING OR INFLUENCING THE CONTROL OF THE ISSUER OF THE SECURITIES AND WERE NOT ACQUIRED AND ARE NOT HELD IN CONNECTION WITH OR AS A PARTICIPANT IN ANY TRANSACTION HAVING THAT PURPOSE OR EFFECT.

SIGNATURES

	   AFTER REASONABLE INQUIRY AND TO THE BEST OF HIS KNOWLEDGE AND BELIEF, EACH OF THE UNDERSIGNED CERTIFIES THAT THE INFORMATION SET FORTH IN THIS STATEMENT IS TRUE, COMPLETE AND CORRECT.


STATE STREET CORPORATION


ELIZABETH SCHAEFER
SENIOR VICE PRESIDENT, DEPUTY CONTROLLER



STATE STREET GLOBAL ADVISORS TRUST COMPANY



JACLYN COLLIER
SENIOR MANAGING DIRECTOR

                                   EXHIBIT 1
   THE FOLLOWING TABLE LISTS THE IDENTITY AND ITEM 3 CLASSIFICATION OF EACH SUBSIDIARY OF STATE STREET CORPORATION, THE PARENT HOLDING COMPANY, THAT BENEFICIALLY OWNS THE ISSUER`S SECURITIES. PLEASE
REFER TO ITEM 3 OF THE ATTACHED SCHEDULE 13G FOR A DESCRIPTION OF EACH OF THE TWO-LETTER SYMBOLS REPRESENTING THE ITEM 3 CLASSIFICATION BELOW.

SUBSIDIARY							ITEM 3 CLASSIFICATION
SSGA FUNDS MANAGEMENT, INC.					IA
STATE STREET GLOBAL ADVISORS LIMITED 				IA
STATE STREET GLOBAL ADVISORS, LTD. 		                IA
STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED		IA
STATE STREET GLOBAL ADVISORS ASIA LIMITED			IA
STATE STREET GLOBAL ADVISORS EUROPE LIMITED			IA
STATE STREET GLOBAL ADVISORS TRUST COMPANY			IA


NOTE: ALL OF THE LEGAL ENTITIES ABOVE ARE DIRECT OR INDIRECT SUBSIDIARIES OF STATE STREET CORPORATION.




CUSIP NO: 749607107   13G         PAGE 7 OF 7 PAGES


                             JOINT FILING AGREEMENT



IN ACCORDANCE WITH RULE 13D-1(K)(1) UNDER THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED (THE EXCHANGE ACT), EACH UNDERSIGNED ENTITY (EACH A COMPANY) HEREBY AGREES TO ANY AND ALL JOINT FILINGS REQUIRED TO BE MADE ON THE COMPANY`S BEHALF ON SCHEDULE 13G (INCLUDING AMENDMENTS THERETO) UNDER THE EXCHANGE ACT, WITH RESPECT TO SECURITIES WHICH MAY BE DEEMED TO BE BENEFICIALLY OWNED BY THE COMPANY UNDER THE EXCHANGE ACT, AND THAT THIS AGREEMENT BE INCLUDED AS AN EXHIBIT TO ANY SUCH JOINT FILING. THIS AGREEMENT MAY BE EXECUTED IN ANY NUMBER OF COUNTERPARTS ALL OF WHICH TAKEN TOGETHER SHALL CONSTITUTE ONE AND THE SAME INSTRUMENT.

IN WITNESS WHEREOF, EACH COMPANY HEREBY EXECUTES THIS AGREEMENT
EFFECTIVE AS OF THE DATE SET FORTH BELOW.



STATE STREET CORPORATION


ELIZABETH SCHAEFER
SENIOR VICE PRESIDENT, DEPUTY CONTROLLER



STATE STREET GLOBAL ADVISORS TRUST COMPANY




JACLYN COLLIER
SENIOR MANAGING DIRECTOR